UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-15957

Capstone Turbine Corporation

(Exact name of registrant as specified in its charter)

21211 Nordhoff Street,

Chatsworth, California 91311

(818) 734-5300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights(1)

(Title of each class of securities covered by this Form)

Common Stock, par value $0.001 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 15 to be signed on its behalf by the undersigned hereunto duly authorized.

Capstone Turbine Corporation

Date:	May 9, 2016	By:	/s/ Darren Jamison
		Name:	Darren Jamison
		Title:	President and Chief Executive Officer

(1)  The preferred stock purchase rights (the “Rights”) expired on May 6, 2016 pursuant to the terms of the Rights Agreement, dated as of July 7, 2005, as amended by Amendment No. 1, dated as of July 3, 2008, Amendment No. 2, dated as of June 9, 2011, Amendment No. 3, dated as of July 1, 2014, Amendment No. 4, dated as of August 5, 2014, and Amendment No. 5, dated as of May 6, 2016, between Capstone Turbine Corporation  (the “Company”) and Computershare Inc., as successor-in-interest to Mellon Investor Services LLC. The Company initially filed a Form 8-A to register the Rights on July 8, 2005.